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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                         (AMENDMENT NO. ___________) (1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Friendly Ice Cream Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Martin L. Budd, Esq.
                             Day, Berry & Howard LLP
                              One Canterbury Green
                             Stamford, CT 06901-2047
                                 (203) 977-7300

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                November 29, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 358497105                                          Page 2 of 10 Pages

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            S. Prestley Blake
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                    (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)  / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF
          SHARES
       BENEFICIALLY               741,800
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
                          -----------------------------------------------------
                            8     SHARED VOTING POWER

                                  None                   See Item #5
                          -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  741,800
                          -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  None                   See Item #5
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           741,800                      See Item #5
-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)      See Item #5           /X/
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.0%                        See Item #5
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

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CUSIP No. 358497105                                          Page 3 of 10 Pages

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            SPB Family Limited Partnership
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                    (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)  / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------

                            7     SOLE VOTING POWER
        NUMBER OF
          SHARES                  100,000
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
                          -----------------------------------------------------
                            8     SHARED VOTING POWER

                                  None
                          -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  100,000
                          -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  None
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000
-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                            / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.4%
-------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------

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CUSIP No. 358497105                                          Page 4 of 10 Pages

-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            The Helen D. Blake 1993 Trust
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                    (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)  / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF
          SHARES                  10,000
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
                          -----------------------------------------------------
                            8     SHARED VOTING POWER

                                  None           See Item 5
                          -----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  10,000
                          -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  None          See Item 5
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000
-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                            / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.1%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------

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                                                             Page 5 of 10 Pages

Item 1.  SECURITY AND ISSUER:

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Friendly Ice Cream Corporation, a Massachusetts corporation (the "Issuer").

         The principal executive offices of the Issuer are located at 1855 Boston Road, Wilbraham, Massachusetts 01095.

Item 2.  IDENTITY AND BACKGROUND:

         (a) This statement is filed on behalf of S. Prestley Blake, SPB Family Limited Partnership and The Helen D. Blake 1993 Trust (collectively the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The address of each of the Reporting Parties is: 6799 South Marina Way, Sailfish Point, Stuart, Florida 34996.

         (c) S. Prestley Blake is a retired executive and investor and the general partner of SPB Family Limited Partnership, a Delaware limited partnership. S. Prestley Blake's wife, Helen D. Blake, is a retired teacher and is a trustee of The Helen D. Blake 1993 Trust.

         (d) S. Prestley Blake and the trustees of The Helen D. Blake 1993 Trust have not been convicted in a criminal proceeding during the last five years.

         (e) S. Prestley Blake and the trustees of The Helen D. Blake 1993 Trust during the last five years have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) S. Prestley Blake and Helen D. Blake are citizens of the United States.

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                                                             Page 6 of 10 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

S. Prestley Blake used his personal funds to purchase 641,800 shares of Common Stock for $1,258,462.80. SPB Family Limited Partnership used its general funds to purchase 100,000 shares of Common Stock for $206,687.25. The Helen D. Blake 1993 Trust used its general funds to purchase 10,000 shares of Common Stock for $19,575.00.

Item 4.  PURPOSE OF TRANSACTION:

The Reporting Parties acquired these shares of Common Stock of the Issuer as an investment in the Issuer. Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any securities of the Issuer, or the Issuer's directors and management to the extent deemed advisable in light of developments in the affairs of the Issuer, market prices of the Issuer's securities, market conditions and other factors.

Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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                                                             Page 7 of 10 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

S. Prestley Blake owns 641,800 shares of Common Stock of the Issuer. These shares constitute 8.7% of the 7,405,107 shares of Common Stock outstanding on November 9, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2000. SPB Family Limited Partnership, of which S. Prestley Blake is the sole general partner, owns 100,000 shares of Common Stock, constituting 1.4% of the shares reported to be outstanding on November 9, 2000. The Helen D. Blake 1993 Trust owns 10,000 shares of Common Stock, constituting 0.1% of the shares reported to be outstanding on November 9, 2000. The wife of
S. Prestley Blake, Helen D. Blake, is a trustee of The Helen D. Blake 1993
Trust.

By virtue of his status as the sole general partner of SPB Family Limited Partnership, S. Prestley Blake may be deemed to own beneficially all of the shares of Common Stock owned by SPB Family Limited Partnership. By virtue of his relationship as spouse of a trustee of The Helen D. Blake 1993 Trust, Mr. Blake may also be deemed to own beneficially all of the shares of Common Stock owned by The Helen D. Blake 1993 Trust. The aggregate number of shares of Common Stock that Mr. Blake may be deemed to own beneficially (including shares owned by SPB Family Limited Partnership and The Helen D. Blake 1993 Trust) is 751,800 shares, constituting 10.2% of the shares of Common Stock reported to be outstanding on November 9, 2000.

S. Prestley Blake disclaims voting and investment power over the securities of the Issuer owned by The Helen D. Blake 1993 Trust.

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                                                             Page 8 of 10 Pages

During the last sixty (60) days, S. Prestley Blake, SPB Family Limited Partnership and The Helen D. Blake 1993 Trust have purchased, respectively, 641,800, 100,000, and 10,000 shares of Common Stock in the following open market transactions:


                                     Amount of        Price Per
                   Date of           Securities       Share in
Name               Transaction       Involved         Dollars
----               -----------       --------         -------

S. Prestley        11/24/00          200,500           1.9375
Blake              11/29/00          423,900           1.9045
                   11/30/00            7,000           1.9375
                   12/08/00           10,400           2.9000
                                     -------
Total                                641,800


SPB Family         11/9/00            15,000           2.1250
Limited            11/10/00            5,000           2.1250
Partnership        11/13/00           10,500           2.0238
                   11/14/00           10,000           2.0275
                   11/15/00            2,500           2.1150
                   11/16/00            3,500           2.1071
                   11/17/00            3,500           2.00
                   11/22/00           50,000           2.00
                                    --------
Total                                100,000


The Helen D.       11/27/00           10,000           1.9375
Blake
1993 Trust


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

There is no contract, arrangement, understanding or relationship between any of the Reporting Parties and any person other than the Reporting Parties, with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A. Copy of Agreement between S. Prestley Blake, SPB Family
                    Limited Partnership and The Helen D. Blake 1993 Trust to file this statement on Schedule 13D on behalf of each of them.

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                                                             Page 9 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2000
        Stuart, Florida                          /s/ S. PRESTLEY BLAKE
                                                 ------------------------------
                                                     S. Prestley Blake


Dated:  December 8, 2000
        Stuart, Florida                          SPB FAMILY LIMITED PARTNERSHIP


                                                 /s/ S. PRESTLEY BLAKE
                                                 ------------------------------
                                                 By:  S. Prestley Blake
                                                      General Partner


Dated:  December 8, 2000
        Stuart, Florida                          THE HELEN D. BLAKE 1993 TRUST


                                                 /s/ HELEN D. BLAKE
                                                 ------------------------------
                                                 By:  Helen D. Blake
                                                      Trustee

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                                                            Page 10 of 10 Pages


                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Friendly Ice Cream Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  December 6, 2000                    /s/ S. Prestley Blake
        Stuart, Florida                     -----------------------------------
                                            S. Prestley Blake


Dated:  December 6, 2000
        Stuart, Florida                     SPB FAMILY LIMITED PARTNERSHIP


                                            /s/ S. Prestley Blake
                                            -----------------------------------
                                            By:  S. Prestley Blake
                                                 General Partner


Dated:  December 6, 2000
        Stuart, Florida                     THE HELEN D. BLAKE 1993 TRUST


                                            /s/ Helen D. Blake
                                            -----------------------------------
                                            By:  Helen D. Blake
                                                 Trustee